

August 25, 2014

<u>Via E-mail</u>
Mr. Naresh G. Mirchandani
Chief Financial Officer
Ameri Metro, Inc.
2575 Eastern Blvd #211
York, PA 17402

> **Re: Ameri Metro, Inc.**
> **Form 8-K/A Item 4.01**
> **Filed August 21, 2014**
> **File No. 0-54546**

Dear Mr. Mirchandani:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. After reviewing the information you provide in response to these comments, we may have additional comments.

1. As previously requested, please revise the third paragraph to state instead, if true, that for the past two fiscal years <u>through the dismissal date of July 23, 2014</u>, there were no disagreements with the former accountants on any matter of accounting principles or practices, etc. Refer to Item 304(a)(iv) of Regulation S-K.

2. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K.

You may contact me at (202) 551-3743 if you have questions regarding these comments.

Sincerely,

/s/ Jenn Do

Jenn Do
Staff Accountant